Exhibit 99.1

Foresight: Rail Vision Files Draft Prospectus for Initial Public Offering

Ness Ziona, Israel – April 29, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd., filed a nonpublic draft prospectus for an initial public offering and registration for trade of its securities on the Tel Aviv Stock Exchange Ltd. Foresight owns 19.36% of Rail Vision’s outstanding share capital.

As indicated by Rail Vision, the draft prospectus was filed with the Tel Aviv Stock Exchange and Israeli Securities Authority on April 25, 2021. Rail Vision informed Foresight that it simultaneously intends to test the conditions prevailing on the Israeli capital markets towards a possible public offering. However, Rail Vision has not yet finalized any decision on the offering of securities, on the structure, scope, terms or timing of an offering, on whether such an offering will be made or on whether a prospectus will ultimately be published.

Rail Vision also indicated that the filing of a final prospectus is subject to a permit from the Israeli Securities Authority and the approval of the Tel Aviv Stock Exchange Ltd. There is no certainty that such permit and approval will be obtained or, if obtained, that Rail Vision will conduct any public offering of its securities.

If pursued, a public offering will be available in Israel only and not on U.S. stock exchanges. In the event of an offering, securities will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements, according to the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Rail Vision is a leading provider of cutting-edge cognitive vision sensor technology to increase safety in the railway industry. Rail Vision’s solutions offer detection and classification of objects or obstacles (e.g., humans, vehicles, and signals), rail path recognition (i.e., switch state detection), distance measurement and an opportunity for infrastructure condition monitoring.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential initial public offering of Rail Vision. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654